SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Richard A. Lumpkin

121 South 17th Street

Mattoon, IL 61938

(217) 235-3366

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Richard Anthony Lumpkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,159 Shares
	8	SHARED VOTING POWER 163,860 Shares
	9	SOLE DISPOSITIVE POWER 46,159 Shares
	10	SHARED DISPOSITIVE POWER 163,860 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,019 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN OO

Item 1. Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938. This is the final amendment to this statement and constitutes an exit filing for Mr. Lumpkin.

Item 2. Identity and Background.

(a)	This statement is being filed by Richard A. Lumpkin individually and as more particularly described in Item 5 below.

John W. Sparks II serves as co-trustee of the Sparks trust described in Item 5 below.

(b)	Mr. Lumpkin’s business address is as follows: Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, Illinois 61938.

Mr. Sparks’ business address is as follows: 3203 Rio Grande Blvd. NW, Albuquerque, NM 87107

(c)	Mr. Lumpkin’s principal occupation is an investor.

Mr. Sparks’ principal occupation is an investor.

(d)	Whether or not, during the last five years, any such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, neither Mr. Lumpkin nor Mr. Sparks have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Whether or not during the last five years, any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, neither Mr. Lumpkin nor Mr. Sparks have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)	Each of Mr. Lumpkin and Mr. Sparks is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Since Mr. Lumpkin’s most recently filed amendment to this statement on February 23, 2009, shares of Common Stock for which Mr. Lumpkin is reporting beneficial ownership herein have been acquired in the following manner: (i) 37 shares have been acquired pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan; (ii) 3,624 shares have been acquired through distributions of Common Stock by Pinon Tree Holding Company, LLC; (iii) 24,643 shares are obtainable through the conversion of 100 shares of Series C Preferred Stock that have been acquired by The Lumpkin Family Foundation; (iv) 12,552 shares are obtainable through the conversion of 50 shares of Series C Preferred Stock that have been acquired by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Mary Lee Sparks; (v) 19,714 shares are obtainable through the conversion of 80 shares of Series C Preferred Stock that have been acquired the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Margaret Lumpkin Keon. No borrowed funds were used for any of the above listed acquisitions. Additionally, Mr. Lumpkin’s percentage of beneficial ownership of shares of Common Stock increased as a result of adjustments made to the Series B conversion price and also Common Stock repurchases under the Company’s share buyback program.

Item 4. Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Lumpkin has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 1. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Mr. Lumpkin’s total beneficial ownership amounts to 210,019 shares of Common Stock, or 3.5% of the outstanding shares.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Mr. Lumpkin holds sole voting and investment power over the following shares of Common Stock: (i) 46,159 shares held individually. In his capacity as a Treasurer of The Lumpkin Family Foundation, Mr. Lumpkin is reporting shared voting and investment power over the 112,467 shares held by The Lumpkin Family Foundation; 23,127 shares of Common Stock obtainable through the conversion of 100 shares of Series B Preferred Stock held by The Lumpkin Family Foundation; and 24,642 shares of Common Stock obtainable through the conversion of 100 shares of Series C Preferred Stock held by The Lumpkin Family Foundation; however, Mr. Lumpkin disclaims beneficial ownership of the 160,236 shares held by The Lumpkin Family Foundation. Mr. Lumpkin's beneficial ownership reported herein includes 3,624 shares held by the John W. Sparks Living Trust over which Mr. Lumpkin has shared voting and investment power in his capacity as co-trustee of this Trust; however, Mr. Lumpkin disclaims beneficial ownership of these shares.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (240.13d-191), whichever is less, by the persons named in response to paragraph (a).

During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than the following:

(i)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 316,947 shares of Common Stock of the Company, and 100 shares of Series B Preferred Stock, which is convertible into 23,127 shares of Common Stock of the Company, held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin.
(ii)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 604 shares of Common Stock of the Company held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o Richard Anthony Lumpkin.
(iii)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 12,552 shares of Common Stock of the Company, and 50 shares of Series C Preferred Stock, which is convertible into 12,321 shares of Common Stock of the Company, held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Mary Lee Sparks.
(iv)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 605 shares of Common Stock of the Company held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o Mary Lee Sparks.
(v)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 5,874 shares of Common Stock of the Company held by the John W. Sparks 2001 Irrevocable Trust dated July 5, 2001.
(vi)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 24,888 shares of Common Stock of the Company; 80 shares of Series B Preferred Stock, which is convertible into 18,501 shares of Common Stock of the Company; and 80 shares of Series C Preferred Stock, which is convertible into 19,714 shares of Common Stock of the Company, held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Margaret Lumpkin Keon.

(vii)	On August 4, 2014, Mr. Lumpkin released his sole voting and investment power over the 604 shares of Common Stock of the Company held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o Margaret Lumpkin Keon.

As a result of Mr. Lumpkin’s release of his sole voting and investment power over the aforementioned trusts’ ownership of Common Stock of the Company, he is no longer required to include these shares in his beneficial ownership for Schedule 13D purposes.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

As of August 4, 2014, Mr. Lumpkin ceased to beneficially own more than five percent of the Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August ________, 2014

______________________________

Richard Anthony Lumpkin